FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOH[redacted]
PAR1
JGAE

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

08001529

March 18, 2008

RECEIVED
2008 MAR 28 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
APR 01 2008
THOMSON FINANCIAL

dlw 3/31

HOUSTON • NEW YORK • WASHINGTON DC • AUSTIN • DALLAS • LOS ANGELES • MINNEAPOLIS • SAN ANTONIO
DUBAI • HONG KONG • LONDON • MUNICH • RIYADH

FILE NO. 82-3907

Open For New Horizons. Vienna International Airport

Vienna International Airport: 20.3% passenger growth in February
Excellent increase in traffic to Eastern Europe with a plus of 34.3%

Vienna International Airport recorded excellent traffic development in February. The number of passengers rose by 20.3% year-on-year to a total of 1,360,041. Flight movements increased 16.3%, maximum take-off weight grew by 20.3% and the volume of cargo was 9.4% higher. The number of local passengers equalled 942,469, which represents an increase of 30.3%.

The sound growth passenger volume (scheduled and charter flights) continued during the past month. In comparison with February of the previous year, the number of passengers travelling to Eastern Europe and the Middle East rose by 34.3% and 21.0%, respectively.

During the first two months of 2008, the number of passengers handled by Vienna International Airport rose by 17.4% to 2,674,572. Growth was also recorded in maximum take-off weight with +17.3%, flight movements with +13.9% and cargo turnover with +9.4%.

The Results in Detail

	February 2008	Change in %	January to February 2008	Change in %
Passengers:	1,360,041	+20.3	2,674,572	+17.4
Transfer passengers:	414,900	+2.3	834,760	+0.6
Maximum take-off weight (in tonnes):	586,560	+20.3	1,185,067	+17.3
Flight movements (arrival + departure):	20,443	+16.3	41,355	+13.9
Cargo in tonnes (air cargo and trucking):	21,653	+9.4	42,643	+9.4

For additional information contact: Corporate Communications Flughafen Wien AG
Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

Investors Relations:
Robert Dusek (+43-1-) 7007-23126
r.dusek@viennaairport.com

Homepage: www.viennaairport.com

06/08 .... KA/EK .... 13. März 2008

END